D. BORAL CAPITAL LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

March 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Katherine Bagley

Re:	Megan Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333- 281357)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2025, in which we, D. Boral Capital LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for March 31, 2025 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer